210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Second Quarter 2014 Results

CALGARY, AB, August 7, 2014 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the second quarter ended June 30, 2014.

“Our randomized clinical program continued to advance during the quarter as we recently reported the completion of enrollment in a Phase II study using REOLYSIN® in combination with carboplatin and paclitaxel in pancreatic cancer patients,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We also strengthened our board, adding two directors with significant financial and public company experience.”

Selected Highlights

Since April 1, 2014, selected highlights announced by the Company include:

Clinical and Preclinical Data

•
Completion of patient enrollment in a two-arm randomized phase II study of carboplatin, paclitaxel plus REOLYSIN® versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer (OSU-10045);

•	Early results from a translational study looking at intravenous administration of REOLYSIN® to patients with primary or metastatic brain tumors was presented at the ASCO Annual Meeting in Chicago, IL;
•
Final data from the Company's randomized, double-blinded clinical study examining REOLYSIN® in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers;

•	A series of presentations by research collaborators at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK covering:

•	early clinical research showing that intravenously delivered REOLYSIN® can cross the blood brain barrier to access tumours in the brains of humans;
•	preclinical research examining the synergies associated with treatment in animal models with GM-CSF prior to administering REOLYSIN®;
•	preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines; and
•	preclinical research into the treatment of hepatocellular carcinoma associated with infection by Hepatitis B and Hepatitis C.

Governance
•	The nomination and election of Ms. Linda Hohol and Ms. Angela Holtham to the Company’s board of directors; and

Financial

•	At June 30, 2014 the Company reported $18.9 million in cash, cash equivalents and short-term investments.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	June 30, 2014 $	December 31, 2013 $
Assets
Current assets
Cash and cash equivalents	16,880,730	25,220,328
Short-term investments	2,031,685	2,001,644
Accounts receivable	54,391	105,853
Prepaid expenses	609,538	361,743
Total current assets	19,576,344	27,689,568
Non-current assets
Property and equipment	470,217	532,459
Total non-current assets	470,217	532,459

Total assets	20,046,561	28,222,027
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	3,667,076	6,008,661
Total current liabilities	3,667,076	6,008,661
Shareholders’ equity
Share capital Authorized: unlimited Issued:
June 30, 2014 – 87,537,397
December 31, 2013 – 84,803,818	232,303,714	228,612,564
Warrants	—	376,892
Contributed surplus	25,538,706	24,491,212
Accumulated other comprehensive loss	87,679	79,698
Accumulated deficit	(241,550,614)	(231,347,000)
Total shareholders’ equity	16,379,485	22,213,366
Total liabilities and equity	20,046,561	28,222,027

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2014 $	Three Month Period Ending June 30, 2013 $	Six Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2013 $
Expenses
Research and development	3,555,055	3,804,307	7,733,389	8,921,351
Operating	1,209,815	1,320,742	2,601,069	2,885,493
Operating loss	(4,764,870)	(5,125,049)	(10,334,458)	(11,806,844)
Interest	50,253	105,368	138,240	180,327
Loss before income taxes	(4,714,617)	(5,019,681)	(10,196,218)	(11,626,517)
Income tax expense	(3,546)	—	(7,396)	—
Net loss	(4,718,163)	(5,019,681)	(10,203,614)	(11,626,517)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	26,675	73,451	7,981	107,639
Net comprehensive loss	(4,691,488)	(4,946,230)	(10,195,633)	(11,518,878)
Basic and diluted loss per common share	(0.05)	(0.06)	(0.12)	(0.14)
Weighted average number of shares (basic and diluted)	86,581,854	84,758,818	85,869,008	82,276,330

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive loss	—	—	—	107,639	(11,626,517)	(11,518,878)
Issued, pursuant to a bought deal financing	30,218,797	—	—	—	—	30,218,797
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	250,853	—	—	—	250,853
As at June 30, 2013	228,513,564	24,342,431	376,892	50,524	(219,440,870)	33,842,541

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $

As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and comprehensive loss	—	—	—	7,981	(10,203,614)	(10,195,633)
Issued, pursuant to Share Purchase Agreement	3,691,150	—	—	—	—	3,691,150
Expired warrants	—	376,892	(376,892)	—	—	—

Share based compensation	—	670,602	—	—	—	670,602
As at June 30, 2014	232,303,714	25,538,706	—	87,679	(241,550,614)	16,379,485

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2014 $	Three Month Period Ending June 30, 2013 $	Six Month Period Ending June 30, 2014 $	Six Month Period Ending June 30, 2013 $

Operating Activities
Net loss for the period	(4,718,163)	(5,019,681)	(10,203,614)	(11,626,517)
Amortization - property and equipment	38,512	25,565	78,169	50,146
Share based compensation	366,005	129,997	670,602	250,853
Unrealized foreign exchange loss	(74,059)	209,804	(49,989)	(97,849)
Net change in non-cash working capital	(1,392,530)	(455,283)	(2,439,481)	(2,096,453)
Cash used in operating activities	(5,780,235)	(5,109,598)	(11,944,313)	(13,519,820)
Investing Activities
Acquisition of property and equipment	(1,239)	(132,164)	(17,219)	(147,302)
Purchase of short-term investments	—	—	(30,041)	(32,416)
Cash used in investing activities	(1,239)	(132,164)	(47,260)	(179,718)
Financing Activities
Proceeds from exercise of stock options and warrants	—	—	—	104,989
Proceeds from Share Purchase Agreement	2,502,708	—	3,691,150	—
Proceeds from public offering	—	11,735	—	30,218,797
Cash provided by financing activities	2,502,708	11,735	3,691,150	30,323,786
Increase in cash	(3,278,766)	(5,230,027)	(8,300,423)	16,624,248
Cash and cash equivalents, beginning of period	20,155,907	41,519,657	25,220,328	19,323,541
Impact of foreign exchange on cash and cash equivalents	3,589	(136,353)	(39,175)	205,488
Cash and cash equivalents, end of period	16,880,730	36,153,277	16,880,730	36,153,277

To view the Company's Second Quarter 2014 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2014 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

TMX Equicom Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com